SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of	November	2015
Commission File Number	001-36458

Neovasc Inc.
(Translation of registrant’s name into English)
Suite 2135 — 13700 Mayfield Place Richmond, British Columbia, Canada, V6V 2E4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	News Release – Neovasc Reports Results for the Third Quarter of 2015

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form F-10 of the Registrant, which was originally filed with the Securities and Exchange Commission on April 17, 2014 (File No. 333-195360), and the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Securities and Exchange Commission on June 24, 2014 (File No. 333-196986).

Document 1

Neovasc Reports Results for the Third Quarter of 2015

NASDAQ: NVCN
TSX: NVC

VANCOUVER, Nov. 9, 2015 /CNW/ - Neovasc Inc. ("Neovasc" or the "Company") (NASDAQ: NVCN) (TSX: NVC) today announced financial results for the quarter ended September 30, 2015.

"Of critical importance during the quarter we continued to advance our Tiara transcatheter mitral valve program, making adjustments to our clinical program to increase enrolment and completing development of the 40mm size," commented Neovasc CEO, Alexei Marko. "Development of the 45mm size is underway in addition to other improvements that will broaden the applicable patient population. Neovasc's Tiara technology remains at the forefront of products under development for transcatheter mitral valve replacement.  We are advancing the Tiara program in a careful and controlled manner in order to most effectively bring Tiara to market to meet this pressing need."

"For the second quarter in a row, Reducer's sales in Europe have met our expectations and in particular, the reorder rate from our early adopters is an encouraging sign for this device's longer-term acceptance into standard medical practice," said Chris Clark, CFO of Neovasc.  "Reducer's performance is important to our business plan, as we continue to transition our focus from our legacy tissue business lines to our internally developed medical device products. Our cash position remains very strong with ample funds to support our clinical and regulatory programs for Tiara and Reducer in the near term."

Tiara Update
To date, eleven patients have been implanted with Tiara in early feasibility and compassionate use cases and early results have been encouraging. Eight of the eleven cases have proceeded substantially as intended resulting in stable implants, good prosthetic valve function, and no valvular leaks. In two of the eleven cases Tiara was malpositioned during implant, which required conversion to surgery, with one Tiara being explanted, the other repositioned and fully functional.  In the remaining case, the patient developed a ventricular septal defect caused by the Tiara device, which the Company believes should be avoided in the future through modifications it has made to the screening process.  To date, the 30-day survival rate for the first eleven patients implanted with Tiara is 73% with one patient now over 600 days post implant.  Tiara devices have been successfully implanted in both functional and degenerative MR patients, as well as patients with pre-existing prosthetic aortic valves and mitral surgical rings, using both 35mm and 40mm Tiara devices.   Additional details of implantation results will be presented at appropriate medical conferences as they become available.

The results from these early feasibility and compassionate use cases have been instrumental in helping to demonstrate the potential of the Tiara as well as refining the implantation procedure, patient selection criteria and the device itself.  The Company is continuing to expand its clinical program and the 45mm Tiara is in development.

Revenues
Revenue for the three months ended September 30, 2015, were $3,237,810 compared to revenues of $4,269,360 for the same period in 2014. Revenues for the nine months ended September 30, 2015, were $9,698,290 compared to revenues of $12,510,010 for the same period in 2014. The Company is refocusing its business away from its traditional revenue towards development and commercialization of its own products, the Reducer and Tiara.

The Company ceased its production of surgical patches (product sales) in June 2015. The Company started its sales of Reducer in the first quarter of 2015 as it initiated its focused commercialization of the product in Europe.

Reducer sales for the three months ended September 30, 2015 were $208,631, compared to $nil for the same period in 2014. Reducer sales for the nine months ended September 30, 2015 were $424,299, compared to $nil for the same period in 2014. Included within these revenues are stocking orders from new territories and re-orders from certain territories in Europe.  The success of the commercialization of Reducer will be dependent on the amount of internal resources allocated to the product, obtaining appropriate reimbursement codes in various territories and correctly managing the referrals process.

Cost of Goods Sold
The cost of goods sold for the three and nine months ended September 30, 2015 was $2,058,989 and $6,286,597, respectively, compared to $2,468,747 and $7,450,193 for the same periods in 2014.  The overall gross margin for the three and nine months ended September 30, 2015 was 36% and 35%, respectively, compared to 42% and 40% gross margin for the same periods in 2014. We lost a significant higher margin contract manufacturing account toward the end of 2014 and have seen during the year our consulting services revenue margins decline as our ability to charge higher fees for these services has decreased as the transcatheter aortic valve market has matured.

Expenses
Total expenses for the three and nine months ended September 30, 2015 were $12,533,549 and $29,598,438, respectively, compared to $6,423,477 and $16,555,555 for the same periods in 2014, representing an increase of $6,110,072 or 95%, and $13,042,883 or 79%, respectively. The increase in total expenses for the three months ended September 30, 2015 compared to the same period in 2014 reflects a $129,816 increase in selling expenses as we commercialize Reducer, a $3,043,239 increase in general and administrative expenses (of which $3,306,231 relates to an increase in litigation expenses) and a $2,937,017 increase in product development and clinical trial expenses to advance the Tiara and Reducer development programs. The increase in total expenses for the nine months ended September 30, 2015 compared to the same period in 2014 reflects a $393,473 increase in selling expenses as we commercialize Reducer, a $4,536,884 increase in general and administrative expenses (of which $6,086,957 relates to an increase in litigation expenses) and a $8,112,526 increase in product development and clinical trial expenses to advance the Tiara and Reducer development programs.

Selling expenses for the three and nine months ended September 30, 2015 were $149,101 and $457,086, respectively, compared to $19,285 and $63,613 for the same periods in 2014, representing an increase of $129,816, or 673%, and $393,473 or 619%. The increase in selling expenses for the three and nine months ended September 30, 2015 compared to the same periods in 2014 reflects costs incurred for Reducer commercialization activities in the first nine months of 2015. The Company anticipates a significant increase in selling expenses in 2015 and 2016 as it initiates a focused commercialization of the Reducer in select countries in Europe.

General and administrative expenses for the three and nine months ended September 30, 2015 were $5,959,380 and $13,193,866, respectively, compared to $2,916,141 and $8,656,982 for the same periods in 2014, representing an increase of $3,043,239, or 104% and $4,536,884, or 52%, respectively.  The increase in general and administrative expenses for the three months ended September 30, 2015 compared to the same period in 2014 can be substantially explained by a $3,306,231 increase in litigation expenses, a $355,087 increase in cash based employee expenses and offset by a $750,604 decrease in share-based payments.  The increase in general and administrative expenses for the nine months ended September 30, 2015 compared to the same period in 2014 can be substantially explained by a $6,086,957 increase in litigation expenses, a $727,979 increase in cash based employee expenses and offset by a $2,526,241 decrease in share-based payments. In 2015 the Company adjusted its compensation plan to directors, officers and senior management, decreasing the number of options granted by 75%, replacing these options with a smaller cash based bonus plan and increasing officers and senior management's base salaries by 10%; other cash based employee expenses are related to additional headcount in quality, finance and HR departments and with other employee expenses.

Product development and clinical trial expenses for the three and nine months ended September 30, 2015 were $6,425,068 and $15,947,486, respectively, compared to $3,488,051 and $7,834,960 for the same periods in 2014, representing an increase of $2,937,017, or 84% and $8,112,526, or 104%.  The increase in product development and clinical trial expenses for the three months ended September 30, 2015 was due to a $829,470 increase in cash–based employee expenses as the Company hired additional staff to advance product development, a $2,616,845 increase in other expenses as the Company invested in its two major new product initiatives, offset by a $509,298 decrease in share-based payments. The increase in product development and clinical trial expenses for the nine months ended September 30, 2015 was due to a $2,301,124 increase in cash–based employee expenses as the Company hired additional staff to advance product development, a $6,006,599 increase in other expenses as the Company invested in its two major new product initiatives, offset by a $195,197 decrease in share-based payments.

The Company's expenses are subject to inflation and cost increases.  Salaries and wages have increased on average by 6% in the nine months ended September 30, 2015 compared to the same period in 2014.  The Company has not seen a material increase in the price of any of the components used in the manufacture of its products and services.

Other Income
The other income for the three and nine months ended September 30, 2015 was $1,363,668 and $1,734,426, respectively, compared to $34,319 and $55,210 for the same periods in 2014. The Company's investments in high interest savings accounts and guaranteed investment certificates generated $212,254 and $644,744 interest during the three and nine months ended September 30, 2015. The Company benefited from significant foreign exchange gains on its foreign currency-denominated cash and cash equivalents and accounts receivable during the three and nine months ended September 30 2015 of $1,165,265 and $1,146,442 respectively.

Losses
The losses for the three and nine months ended September 30, 2015 were $9,991,060 and $24,452,319, or $0.15 and $0.38 basic and diluted loss per share, as compared with a loss of $4,588,545 and $11,440,528, or $0.09 and $0.22 basic and diluted loss per share for the same periods in 2014.  The $5,402,515 increase in the loss incurred for the three months ended September 30, 2015 compared to the same period in 2014 can be substantially explained by a $621,792 decrease in gross profit, a $3,043,239 increase in general and administrative expenses (of which $3,306,231 relates to an increase in litigation expenses), $2,937,017 increase in product development and clinical trial expenses, and offset by a $1,329,349 increase in other income. The $13,011,791 increase in the loss incurred for the nine months ended September 30, 2015 compared to the same period in 2014 can be substantially explained by a $1,648,124 decrease in gross profit, a $4,536,884 increase in general and administrative expenses (of which $6,086,957 relates to an increase in litigation expenses), a $8,112,526 increase in product development and clinical trial expenses, and offset by $1,679,216 increase in other income.  Litigation expenses for the three and nine months ended September 30, 2015 represent a loss of $0.05 and $0.09 basic and diluted loss per share compared to a loss of $0.01 and $0.01 basic and diluted loss per share for the same periods in 2014. Total litigation costs since the initial claims were filed in June 2014 are approximately $7.4 million and we may require an additional $5.2 million to cover additional litigation expenses up until the trial, scheduled for May 2016.

Discussion of Liquidity and Capital Resources
Neovasc finances its operations and capital expenditures with cash generated from operations, lines of credit, and equity financings.  At September 30, 2015, the Company had cash and cash equivalents of $84,099,496 compared to cash and cash equivalents of $6,025,013 at December 31, 2014.

Cash used in operating activities for the three and nine months ended September 30, 2015, was $9,038,591 and $19,681,487, respectively, compared to $3,693,697 and $5,855,902 for the same periods in 2014.  For the three months ended September 30, 2015, operating expenses were $8,866,700, compared to $2,150,205 for the same period in 2014, cash expenditures on litigation (litigation expenses less change in accounts payable related to litigation) were approximately $3.3 million and cash expenditures on research and development and clinical trials (expenses less share based payments and depreciation) were approximately $5.6 million. Working capital items absorbed cash of $531,396, compared to $1,597,452 for the same period in 2014, as accounts receivable absorbed less cash associated with the revenue decrease, inventory absorbed cash for the preparation of future sales, prepaid expenses and other assets generated cash due to decreased prepayment of purchasing, and accounts payable provided cash due to significant litigation expenses incurred but not paid for at September 30, 2015. For the nine months ended September 30, 2015, operating expenses were $20,598,076, compared to $4,678,840 for the same period in 2014, cash expenditures on litigation (litigation expenses less change in accounts payable related to litigation) were approximately $5.5 million and cash expenditures on research and development and clinical trials (expenses less share based payments and depreciation) were approximately $13.5 million. Working capital items generated cash of $286,879, compared to working capital items absorbed cash of $1,267,195 for the same period in 2014, due to significant litigation expenses incurred but not paid for at September 30, 2015.

Outstanding Share Data
As at November 9, 2015, the Company had 66,567,597 common voting shares issued and outstanding.  Further, the following securities are convertible into common shares of the Company: 7,988,483 stock options with a weighted average price of $3.83.  The fully diluted share capital of the Company at November 9, 2015 is 74,556,080.

The Company prepares its consolidated financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Neovasc's 2015 Third Quarter Financial Statements and Notes and its Management's Discussion and Analysis (MD&A) will be posted on the Company's website at www.neovasc.com and will be filed on SEDAR and EDGAR. In addition to the summary contained herein, readers are encouraged to review the full disclosure in Neovasc's Financial Statements for the three months ending September 30, 2015 and Management's Discussion and Analysis.

Conference Call and Webcast Information
Neovasc will be hosting a conference call today at 8 am ET to discuss its third quarter results.  To participate in the conference, dial 888 390 0549 or 416 764 8682.  A recording of the call will be available for 72 hours by calling 888 390 0541 or 416 764 8677 and using passcode 878085#.  A link to the live and archived audio webcast of the conference call will also be available on the Presentations and Events page of the Investors section of Neovasc's website at www.neovasc.com.

NEOVASC INC.
Condensed Interim Consolidated Statements of Financial Position (Unaudited)
(Expressed in Canadian dollars)

	September 30, 2015	December 31, 2014
		(Audited)
ASSETS
Current assets
Cash and cash equivalents	$84,099,496	$6,025,013
Investments	-	11,999,999
Accounts receivable	2,124,767	1,790,971
Inventory	818,292	475,975
Prepaid expenses and other assets	275,052	259,261
Total current assets	87,317,607	20,551,219

Non-current assets
Property, plant and equipment	4,826,032	3,078,041
Total non-current assets	4,826,032	3,078,041

Total assets	$92,143,639	$23,629,260

LIABILITIES AND EQUITY
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$3,479,781	$2,513,072
Current portion of long-term debt	-	44,591
Total current liabilities	3,479,781	2,557,663

Non-current liabilities
Long-term debt	-	157,628
Total non-current liabilities	-	157,628

Total liabilities	3,479,781	2,715,291

Equity
Share capital	188,656,937	99,169,635
Contributed surplus	21,614,341	18,899,435
Deficit	(121,607,420)	(97,155,101)
Total equity	88,663,858	20,913,969

Total liabilities and equity	$92,143,639	$23,629,260

NEOVASC INC.
Condensed Interim Consolidated Statements of Comprehensive Loss (Unaudited)
For the three and nine months ended September 30,
(Expressed in Canadian dollars)

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014

REVENUE
Reducer	$208,631	$-	$424,299	$-
Product sales	13,387	471,468	438,360	1,965,387
Contract manufacturing	965,099	1,366,552	2,860,112	2,273,493
Consulting services	2,050,693	2,431,340	5,975,519	8,271,130
	3,237,810	4,269,360	9,698,290	12,510,010

COST OF GOODS SOLD	2,058,989	2,468,747	6,286,597	7,450,193
GROSS PROFIT	1,178,821	1,800,613	3,411,693	5,059,817

EXPENSES
Selling expenses	149,101	19,285	457,086	63,613
General and administrative expenses	5,959,380	2,916,141	13,193,866	8,656,982
Product development and clinical trials expenses	6,425,068	3,488,051	15,947,486	7,834,960
	12,533,549	6,423,477	29,598,438	16,555,555

OPERATING LOSS	(11,354,728)	(4,622,864)	(26,186,745)	(11,495,738)

OTHER INCOME/(EXPENSE)
Interest income	198,403	77,897	590,944	153,835
Interest expense	-	(1,883)	(2,960)	(5,895)
Loss on disposal of property, plant and equipment	-	(32,022)	-	(32,022)
Gain/(loss) on foreign exchange	1,165,265	(9,673)	1,146,442	(60,708)
	1,363,668	34,319	1,734,426	55,210

LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	$(9,991,060)	$(4,588,545)	$(24,452,319)	$(11,440,528)

LOSS PER SHARE
Basic and diluted loss per share	$(0.15)	$(0.09)	$(0.38)	$(0.22)

NEOVASC INC.
Condensed Interim Consolidated Statements of Cash Flows (Unaudited)
For the three and nine months ended September 30,
(Expressed in Canadian dollars)

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014

OPERATING ACTIVITIES
Loss for the year	$(9,991,060)	$(4,588,545)	$(24,452,319)	$(11,440,528)
Adjustments for:
Depreciation	174,289	96,638	426,664	261,271
Share-based payments	1,148,474	2,385,694	4,015,563	6,616,335
Loss on disposal of property and equipment	-	32,022	-	32,022
Interest income	(198,403)	(77,897)	(590,944)	(153,835)
Interest expense	-	1,883	2,960	5,895
	(8,866,700)	(2,150,205)	(20,598,076)	(4,678,840)

Net change in non-cash working capital items:
Accounts receivable	(559,466)	(885,334)	(321,722)	(900,948)
Inventory	(316,313)	91,780	(342,317)	(258,449)
Prepaid expenses and other assets	211,810	(92,772)	(15,791)	(208,185)
Accounts payable and accrued liabilities	132,573	(594,826)	966,709	100,387
Customer deposits	-	(116,300)	-	-
	(531,396)	(1,597,452)	286,879	(1,267,195)

Interest paid and received:
Interest received	345,654	55,843	578,870	96,028
Interest paid	-	(1,883)	(2,960)	(5,895)
	345,654	53,960	575,910	90,133

	(9,052,442)	(3,693,697)	(19,735,287)	(5,855,902)

INVESTING ACTIVITES
Decrease/(increase) in investments	8,097,717	(2,000,000)	11,999,999	(11,999,999)
Purchase of property, plant and equipment	(611,927)	(284,854)	(2,174,655)	(601,857)
	7,485,790	(2,284,854)	9,825,344	(12,601,856)

FINANCING ACTIVITIES
Repayment of long-term debt	-	(10,401)	(202,219)	(30,959)
Proceeds from share issue pursuant to an underwritten public offering, net of share issue costs of $6,236,783	-	-	87,083,471	24,645,349
Proceeds from exercise of options	11,234	24,606	1,103,174	163,384
	11,234	14,205	87,984,426	24,777,774

NET CHANGE IN CASH AND CASH EQUIVALENTS	(1,555,418)	(5,964,346)	78,074,483	6,320,016

CASH AND CASH EQUIVALENTS
Beginning of the period	85,654,914	15,687,834	6,025,013	3,403,472
End of the period	$84,099,496	$9,723,488	$84,099,496	$9,723,488

Represented by:
Cash	$17,331,464	$628,990	$17,331,464	$628,990
Cashable high interest savings accounts	34,768,032	9,094,498	34,768,032	9,094,498
Cashable guaranteed investment certificates	32,000,000	-	32,000,000	-
	$84,099,496	$9,723,488	$84,099,496	$9,723,488

About Neovasc Inc.
Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace.  Its products in development include the Tiara™, for the transcatheter treatment of mitral valve disease and the Neovasc Reducer™ for the treatment of refractory angina. The Company also sells a line of advanced biological tissue products that are used as key components in third-party medical products including transcatheter heart valves. For more information, visit: www.neovasc.com.

Statements contained herein that are not based on historical or current fact, including statements regarding our plans to develop and commercialize products and the timing of those development programs, sources of revenues and anticipated revenues and our estimates regarding our capital requirements and future revenues, expenses and profitability and including without limitation statements containing the words "anticipates," "believes," "may," "continues," "estimates," "expects," and "will" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward looking statements are based on material assumptions  and involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such material assumptions and factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; the potential benefits of the Neovasc Reducer™ and Tiara™; the Company's receipt of any required local and institutional approvals, European enrollment and the success of applications in Europe; our anticipated use of proceeds from any financings, a history of losses and lack of and uncertainty of revenues, receipt of regulatory approval of product candidates, ability to properly integrate newly acquired businesses; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with Canadian securities regulators. No assurances can be given as to future results, approvals or achievements. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements except as otherwise required by applicable law.

SOURCE Neovasc Inc.

%CIK: 0001399708

For further information: Investor Relations: Neovasc Inc., Chris Clark, 604 248-4138, cclark@neovasc.com

CO: Neovasc Inc.

CNW 06:00e 09-NOV-15

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neovasc Inc.
(Registrant)

Date: November 9, 2015	By:	/s/ Chris Clark
		Name:	Chris Clark
		Title:	Chief Financial Officer